Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-231667 and 333-280809), Form S-3 (No. 333-282422), and Form S-4/A (Nos. 333-250021 and 333-293068) of South Plains Financial, Inc. of our reports dated March 5, 2026, with respect to the consolidated financial statements of South Plains Financial, Inc. and the effectiveness of internal control over financial reporting, included in this Annual Report on Form 10-K for the year ended December 31, 2025. Our report contains an explanatory paragraph describing a change in the method of accounting for the allowance for credit losses due to the adoption of Accounting Standards Codification Topic 326 effective January 1, 2023.

/s/ Forvis Mazars, LLP

Houston, Texas
March 5, 2026